Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in the Registration Statement (Form N-2) and related Prospectus of Golub Capital BDC, Inc. and Subsidiaries for the registration of $800,000,000 of its common stock, preferred stock, warrants representing rights to purchase shares of common stock, preferred stock or debt securities, subscription rights, or debt securities and to the incorporation by reference therein of our reports dated November 28, 2018, with respect to the consolidated financial statements of Golub Capital BDC, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Golub Capital BDC, Inc. and Subsidiaries included in its Annual Report (Form 10-K) for the year ended September 30, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

June 26, 2019